VIA EDGAR

July 12, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attention: Laura Crotty

Re: Olink Holding AB (publ)
Acceleration Request for Registration Statement on Form F-1
File No. 333-257842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Olink Holding AB (publ) (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 14, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Kristopher D. Brown at (212) 813-8821 or Stephanie A. Richards at (617) 570-1927. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Kristopher D. Brown, by facsimile to (646) 558-4265 or Stephanie A. Richards, by facsimile to (617) 321-4374.

If you have any questions regarding this request, please contact Kristopher D. Brown of Goodwin Procter LLP at (212) 813-8821 or Stephanie A. Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,

Olink Holding AB (publ)

/s/ Jon Heimer
Jon Heimer
Chief Executive Officer

cc:	Oskar Hjelm, Olink Holding AB (publ)

Linda Ramirez-Eaves, Esq., Olink Holding AB (publ)

Kristopher D. Brown, Esq., Goodwin Procter LLP

Stephanie A. Richards, Esq., Goodwin Procter LLP